1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

STUART STRAUSS stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

March 24, 2014

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mary A. Cole, Division of Investment Management

Re:	Market Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Ms. Cole:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for the Trust with respect to Market Vectors Uranium+Nuclear Energy ETF (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “Commission”) on January 9, 2014. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that have been made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

Prospectus

Comment 1.	Please consider adding the word “equity” to the Fund’s 80% policy or describe the securities that make up the 80% policy (and as such, the Fund’s index).

Response 1.	The disclosure has been revised to state that the Fund’s index is comprised of equity securities.

Comment 2.	Please confirm that the Fund meets the requirements under Rule 35d-1. In particular, please clarify the Index Provider’s methodology with respect to uranium mining or uranium projects “that have the potential . . . when such projects are developed to generate at least 50% of a company’s revenues or to constitute at least 50% of such company’s assets.” (emphasis added) Please state whether the Index Provider has a general time frame in mind as to when such projects are expected to reach the 50% revenue or asset threshold.

Response 2.	We believe that the Fund’s name meets the requirements under Rule 35d-1. The Index is intended to give investors a means of tracking the overall performance of companies involved in uranium and nuclear energy. The index rule book does not have a general time frame as to when such projects are expected to reach the 50% revenue or assets threshold, but notes that it only occurs in exceptional cases. Currently, no securities included in the Index are included in reliance on this part of the test.

Comment 3.	Please consider adding disclosure related to foreign securities in the “Principal Investment Strategies” section. We note that the “Risk of Investing in Foreign Issuers” is a principal risk factor.

Response 3.	The disclosure has been revised accordingly.

* * * * *

As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

•	each Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	neither Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (212) 698-3529.

Very truly yours,

/s/ Stuart M. Strauss
Stuart M. Strauss